OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

**bringpro, Inc.**

5151 California Street
Suite 100
Irvine, CA 92617

https://bringpro.com/

2000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## THE OFFERING

**Up to** Maximum 267,500 shares of common stock ($1,070,000) Minimum

**As few as** 2,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | bringpro, Inc. |
| **Corporate Address** | 5151 California Avenue, Irvine, CA. 92617 |
| **Description of Business** | bringpro is a professional pickup, delivery and setup service for items of all sizes backed by modern technology. Using our own fleet of vehicles along with carefully screened, training and uniformed drivers, we provide a consistent user experience unmatched by others in the industry. |
| **Type of Security Offered** | Common Stock (the "Shares", or the "Securities") |
| **Purchase Price of Security Offered** | $4.00 until October 16, 2017, $5.00 thereafter until offering end date |
| **Minimum Investment Amount (per investor)** | $250.00 |

**Pre-Offering Valuation:**
$8.345M for shares sold at $4.00 per share (Until October 16, 2017)
$10.431M for shares sold at $5.00 per share

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

**The company's business**

***Summary of Business:***

bringpro is a professional pickup, delivery and installation service for items of all sizes backed by modern technology. Using our own fleet of vehicles along with carefully screened, trained and uniformed drivers, we provide a consistent user experience unmatched by others in the industry. **We have spent countless hours making sure we're in compliance with the state and federal laws to position us for substantial growth. Additionally, our technology has been designed in such a way that we can franchise the business for explosive growth.**

We have acquired our CPUC (California Public Utilities Commission) permit and (MCP) Motor Carrier Permit in CA, in addition to all the proper insurance including workers compensation to ensure our brand can thrive and our clients are protected. Customers can request our services by downloading our app, visiting or website or even calling us to finalize their order. Some people call us **the Uber for delivery** as we offer on demand pick up where you can track our vehicles all the way through the process and can complete your order without having to call in.

***What Makes bringpro Different:***

**Unlike most technology driven delivery companies, bringpro does not crowdsource their delivery associates.** This has allowed us to provide a consistent and more complete experience every time with our clients. All of the trucks are professionally wrapped & branded in addition to being fully stocked with the appropriate tools to get the job done right. Employees are in uniform and trained weekly to improve the client experience. Installation services are available and because we charge by the minute, clients can use services as long (or short) as they'd like. With our simple pricing of $2 per minute and technology that allows the client to order delivery services on their terms 24 hours a day, bringpro is your personal assistant for the heavy stuff.

**bringpro offers B2C and B2B services with consistency in professionalism across the board.** We cater to individuals and businesses who want a professional moving experience. Our highly trained delivery and installation specialists are both highly qualified and extremely pleasant. With our own fleet and our amazing movers, we help guarantee our customers' satisfaction, and we have the yelp reviews to prove we don't disappoint.

bringpro has expanded to cater to businesses unable to compete with Google and Amazon in the marketplace.

In an **on-demand world,** businesses are competing to be able to give their customers the immediate satisfaction of quick delivery. Many small retailers are unable to support their own fleet, so we've joined with them in order to **connect their customer with their product quickly and easily.** As ecommerce continues to gain traction in the "large good" categories such as furniture and TV's, retailers will need to retool their businesses to compete with the speed of delivery that the larger online merchants excel at. bringpro provides even the smallest of merchants, the pathway to have a successful omnichannel retail approach allowing them to say with confidence that when a customer buys a sofa in their store or online, they'll be able to sit on it in their living room that very same day.

*Market Traction and Previous Successes:*

- bringpro is backed by **countless positive reviews on Yelp.**
- We're partnered with Irvine Company Retail Properties: were the on-call delivery service for hundreds of the retail businesses within their merchant centers under the brand www.ocdeliveryexpress.com.
- We've grown partnerships with many business professionals, from interior designers, real-estate agents, home stagers, and property managers. When they need help with the heavy stuff, their first call is to bringpro.
- Preferred vendor for the American Society of Interior Designers in Orange County.
- We've had over 3,000 customers take advantage of our services.

**Competition**

We compete with numerous moving companies and delivery services.

**Litigation**

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

**The team**

**Officers and directors**

| | |
|---|---|
| Don DiCostanzo | Co-Founder, Director & Investor |
| Greg Hirsch | Co-Founder, Director & Investor |

Don DiCostanzo
In 2008, pushed by his love for bicycling, Don founded Pedego - an electric bike company. To fund the startup, Mr. DiCostanzo bootstrapped the company with the money he made from selling a previous company plus some of his personal savings. Today, Pedego's stylish and colorful electric bikes are sold in more than 800 stores in 40 countries, including more than 100 Pedego-branded electric bike stores. Don has served as CEO at Zak Products (2002-2008) and for 22 years as president of Wynn Oil Co., a supplier of specialty chemicals for the automotive industry with sales of more than $200 million. Now, since 2014, Don has taken on the moving business with his latest project: bringpro. Moving anything from envelopes to elephants! Don has served as a Director since June 1, 2017.

Greg Hirsch
Greg graduated Stanford University with the Class of 1978 with a B.A. in Economics. He moved on to be the CEO - Co-Owner of Stagg Foods, Inc. which he sold to Hormel foods in 1996. Stagg Foods, Inc. is the manufacturer of various meat products such as Stagg chili. He's a Co-Owner & a Director of Square H Brands since 1994. Square H Brands is a manufacturer of various meat products including Hoffy hot dogs, and

Bailey's marinated meats and is located in Vernon, California. Greg is also a Co-Owner of Pedego, Inc. since 2010. Pedego is the maker of Pedego electric bikes and is located in Fountain Valley, California. He is also a Co-Owns and is a Director of bringpro. Greg has served as a Director since June 1, 2017, and served as the Manager of our predecessor-in-interest, BringPro, LLC, from inception through conversion on June 9, 2017. He's been married 33 years, has two children, and lives in Newport Beach, CA.

**Related party transactions**

On August 15, 2017, Greg Hirsch, a director and holder of more than 20% of our outstanding common stock, loaned us $100,000, pursuant to a 3 month promissory note bearing interest of 5% per annum

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our auditor has issued a "going concern" opinion.** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not significant generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can increase our user base and develop our franchise model, we rely on financing to help support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2017, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.
- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We compete with numerous moving companies and delivery services. Most of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. As a result, they may be able to develop competing technology, respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of delivery services. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically our CEO, Jamie Garelli. If he were to leave us, it would be

difficult to replace him, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

- **Our competitive position depends in part on maintaining intellectual property protection.** Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We will rely on a combination of trademarks and trade secret laws to protect our intellectual property rights. We will also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Any patents we may acquire might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.
- **We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.
- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **Our valuation is speculative.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.
- **Control by Majority Stockholders.** Our founders hold, and even if this offering is fully subscribed, shall continue to hold a substantial majority of our common stock. Therefore, investors will not be able to control our management.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Our CEO holds anti-dilution rights.** Our CEO was granted full ratchet anti-dilution rights with respect to 78,444 shares of common stock, or just under 4% of our outstanding common stock, in connection with any equity financings that occur before December 31, 2020, provided he remains an employee or officer. This means that in connection with any equity financings that occur on or before

December 31, 2020, we must issue our CEO additional shares of common stock so he maintains the same percentage ownership interest. As a result, in connection with any equity financings prior to December 31, 2020, there will not be pro rata dilution to all stockholders.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- DiCostanzo Family Trust, 24.0% ownership, Common Stock
- Gregory L. Hirsch, 26.0% ownership, Common Stock

### Classes of securities

- Common Stock: 2,086,287

*Voting Rights.* The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

*Dividends.* Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

*Liquidation Rights.* In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

*Absence of Other Rights or Assessments.* Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

### What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Further, our CEO was granted full ratchet anti-dilution rights with respect to 78,444 shares of common stock, or just under 4% of our outstanding common stock, in connection with any equity financings that occur before December 31, 2020, provided he remains an employee or officer. This means that in connection with any equity financings that occur on or before December 31, 2020, we must issue our CEO additional shares of common stock so he maintains the same percentage ownership interest. As a result, in connection with any equity financings prior to December 31, 2020, there will not be pro rata dilution to all investors.

In addition, we may engage a concurrent Regulation D Offering of up to 200,000 shares of common stock for $5.00 per share, for an aggregate of $1,000,000.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

### Financial Condition

### Results of Operation

*Year Ended December 31, 2016.* Gross revenue for the 2016 fiscal year was $394,430, and operating expenses for the 2016 fiscal year were $673,789, including general and administrative expenses of $432,147. Our net loss for 2016 was $(667,212).

*Year Ended December 31, 2015.* Gross revenue for the 2015 fiscal year was $133,774, and operating expenses for the 2015 fiscal year were $246,736, including general and administrative expenses of $209,334. Our net loss for 2015 was $(336,940).

Historical events are not indicative of future results. The company has been focused on proving the bringpro concept before scaling through a franchising model. As such, once the transition is made, many of the G&A expenses would be moved over to the franchisees. Additionally, the scalability of the franchisee model is virtually limitless. We believe that our expenses will be offset by the percentage of revenue that the franchisee group will provide without the associated administrative costs.

### Financial Milestones

We are investing in the continued growth of our brand, and are generating sizable net losses as a result. We currently forecast 2017 and 2018 revenue of $500,000 and $2,722,050, respectively, and believe we will generate positive net income beginning in 2020.

Our forecasts assume we or our franchisees will have 4 vehicles by the end of 2017, and 52 vehicles by the end of 2018, and that each vehicle will generate an average of $11,500 in sales per month. Based on our current average sale of $147 per job, this requires 3.5 jobs per day for each vehicle, assuming a 40 hour work week. We believe it will take franchisees 7 months to reach the $11,500 average. We believe that cash flow will be positive by our 100th truck (or earlier), which will increase as we aggressively increase our fleet. Initial costs to franchise will be high as we build out our franchising model but become more efficient over time.

**Liquidity and Capital Resources**

As of December 31, 2015, we had $104,474 in cash, and as of December 31, 2016, we had $145,266 in cash. We finance our 4 delivery vehicles through 4 vehicle loans, that accrue interest at a rate of 0% to 5.19% per annum. The loans require monthly payments in the aggregate amount of $2,591.69, and each loan is payable over a 60-month term. As of December 31, 2016, the outstanding principal balances of these loans were $105,049, and under the current financing schedules, they are due to be paid off in January 2020, April 2020, October 2020 and March 2021, respectively. In addition, on August 15, 2017, we borrowed $100,000 from one of our directors and stockholders in exchange for a 3 month promissory note bearing interest at 5% per annum.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business through the third quarter of 2019, without any additional infusions of capital. Even if we are successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us. We have certain credit lines available to us, which we generally pay off monthly. In addition, we may engage a concurrent Regulation D Offering of up to 200,000 shares of common stock for $5.00 per share, for an aggregate of $1,000,000.

**Indebtedness**

We finance our 4 delivery vehicles through 4 vehicle loans, that accrue interest at a rate of 0% to 5.19% per annum. The loans require monthly payments in the aggregate amount of $2,591.69, and each loan is payable over 60-month terms. As of December 31, 2016, the outstanding principal balances of these loans were $105,049, and under the current financing schedules, they are due to be paid off in January 2020, April 2020, October 2020 and March 2021, respectively. On August 15, 2017, we borrowed $100,000 from one of our directors and stockholders in exchange for a 3 month promissory note bearing interest at 5% per annum. The proceeds of the loan are being used for general working capital purposes.

**Recent offerings of securities**

- 2017-06-05, Regulation D, 8455 Membership Units in predecessor limited liability company. Use of proceeds: General Working Capital.
- 2016-10-31, Regulation D, 6966 Membership Units in predecessor limited

liability company. Use of proceeds: General Working Capital.

- 2016-02-28, Regulation D, 42500 Membership Units in predecessor limited liability company. Use of proceeds: General Working Capital.

**Valuation**

$10,431,435.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. Pre-Offering Valuation: $8.345M for shares sold at $4.00 per share $10.431M for shares sold at $5.00 per share

**USE OF PROCEEDS**

| | **Offering Amount Sold** | **Offering Amount Sold** |
|---|---|---|
| **Total Proceeds:** | $10,000 | $1,070,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (x% total fee) | $1,500 | $64,200 |
| | | |
| Professional Fees | $14,000 | $14,000 |
| **Net Proceeds** | $9,500 | $991,800 |
| **Use of Net Proceeds:** | | |
| Marketing | $0 | $120,000 |
| App Development | $0 | 60,000 |
| Salaries and general administrative expenses | $0 | $140,000 |
| Franchising | $0 | $100,000 |
| Repayment of Insider Loan | $0 | $100,000 |
| Working Capital | $9,500 | $471,800 |
| | | |

| | | |
|---|---|---|
| **Total Use of Net Proceeds** | $9,500 | $991,800 |

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $991,800 as set forth in the table above.

Additional App development will be required to transition our business into a franchise model. Marketing costs will increase to help support the growth of franchisees in addition to sales and administration. Working capital will be required as there will be consistent losses until we have a large fleet of franchisees.

***Irregular Use of Proceeds***

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

## REGULATORY INFORMATION

**Disqualification**

No disqualifying event has been recorded in respect to the company or its officers or directors.

**Compliance failure**

The company has not previously failed to comply with Regulation CF.

**Annual Report**

The company will make annual reports available at https://bringpro.com. in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR bringpro, Inc.

*[See attached]*

# BRINGPRO, INC.

# FINANCIAL STATEMENTS

## December 31, 2016 and 2015

***Together with***
***Independent Accountants' Review Report***

dbbmckennon
*Certified Public Accountants*
*Registered Firm - Public Company Accounting Oversight Board*

BringPro, Inc.
Index to Financial Statements
(Unaudited)

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
BringPro, Inc.
Irvine, California

We have reviewed the accompanying financial statements of BringPro, Inc. (formerly Bringpro, LLC), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and members' equity, and of cash flows the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
July 10, 2017

**BRINGPRO, INC.**
**BALANCE SHEETS**
**(Unaudited)**

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Assets: | | |
| Current assets: | | |
| Cash | $ 145,266 | $ 104,474 |
| Other current assets | 2,000 | 2,000 |
| Total assets | 147,266 | 106,474 |
| | | |
| Property and equipment, net | 118,471 | 105,150 |
| Total assets | $ 265,737 | $ 211,624 |
| | | |
| Liabilities and Members' Equity: | | |
| Accrued liabilities | 3,433 | 2,662 |
| Loans payable - current | 27,555 | - |
| Current liabilities | 30,988 | 2,662 |
| | | |
| Loans payable, net of current portion | 77,494 | 93,964 |
| Total liabilities | $ 108,482 | $ 96,626 |
| | | |
| Commitments and contingencies (Note 5) | - | - |
| | | |
| Members' equity | 157,255 | 114,998 |
| Total liabilities and members' equity | $ 265,737 | $ 211,624 |

See accompanying notes to the financial statements and independent accountants' review report.

**BRINGPRO, INC.**
**STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY**
**(Unaudited)**

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Revenues | $ 394,430 | $ 48,492 |
| Cost of revenues | 382,972 | 133,774 |
| Gross profit | 11,458 | (85,282) |
| Operating expenses: | | |
| General and administrative | 432,147 | 209,334 |
| Sales and marketing | 165,585 | 15,542 |
| Research and development | 76,057 | 21,860 |
| Total operating expenses | 673,789 | 246,736 |
| Operating loss | (662,331) | (332,018) |
| Other income (expense) - | | |
| Interest expense | (4,081) | (3,241) |
| Loss before provision for income taxes | (666,412) | (335,259) |
| Provision for income taxes | 800 | 1,681 |
| Net loss | $ (667,212) | $ (336,940) |
| Members' equity beginning of year | 114,998 | (98,062) |
| Profit interest units expense | 15,000 | - |
| Conversion of debt to LLC units | - | 120,000 |
| Investment in Equity Units | 694,469 | 430,000 |
| Members' equity end of year | $ 157,255 | $ 114,998 |

See accompanying notes to the financial statements and independent accountants' review report.

**BRINGPRO, INC.**
**STATEMENTS OF CASH FLOWS**
**(Unaudited)**

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net loss | $ (667,212) | $ (336,940) |
| Adjustments to reconcile net loss to net cash used in operatin activities: | | |
| Depreciation | 30,889 | 15,904 |
| Stock-based compensation | 15,000 | - |
| Changes in operating assets and liabilities: | | |
| Other current assets | - | (2,000) |
| Accrued liabilities | 771 | 2,662 |
| Net cash used in operating activities | (620,552) | (320,374) |
| Cash Flows from Investing Activities: | | |
| Purchases of property and equipment | (8,115) | (12,575) |
| Net cash used in investing activities | (8,115) | (12,575) |
| Cash Flows from Financing Activities: | | |
| Repayment of loans payable | (25,010) | (11,636) |
| Contributed capital | 694,469 | 430,000 |
| Net cash provided by financing activities | 669,459 | 418,364 |
| Increase in cash and cash equivalents | 40,792 | 85,415 |
| Cash and cash equivalents, beginning of year | 104,474 | 19,059 |
| Cash and cash equivalents, end of year | $ 145,266 | $ 104,474 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 4,081 | $ 3,241 |
| Cash paid for income taxes | $ 800 | $ 1,681 |
| Non cash investing and financing activities: | | |
| Property and equipment purchased with loans payable | $ 36,095 | $ 70,584 |
| Debt converted to LLC units | $ - | $ 120,000 |

See accompanying notes to the financial statements and independent accountants' review report.

## NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

BringPro, LLC. (the "Company", "BringPro", "us," "we," "our") was formed on August 22, 2014 ("Inception") in the State of California. Effective June 9, 2017, the Company converted to a Delaware corporation and changed its name to BringPro, Inc. The Company's headquarters are located in Irvine, California. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

BringPro is a professional, pickup, delivery and installation service for items of all sizes backed by modern technology. Customers can request bringpro services online, through an App or by phone for any day or time. Clients will never have to wait around for their delivery; when a bringpro team is on their way, a text message will be sent to the customer which will allow them to track the truck (GPS) in real time. Although delivery is at the core of BringPro's business, clients use BringPro for everything from staging to moving services.

*Going Concern and Management Plans*
Since Inception, we have incurred losses and relied primarily on capital contributions for LLC units to fund operations. We will incur significant additional costs in order to expand our operations for the purpose of hiring new employees as we evolve our company to focus on franchising. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with increased cash flows from operations, funding from our proposed Regulation Crowdfunding campaign, and additional debt or equity capital. If we cannot raise additional capital or if profitability is slower than anticipated, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The Company changed from a limited liability company ("LLC") to a corporation in 2017 as described in Note 1. Accordingly, while the name of the Company is currently a corporation, the historical financial statements are presented as an LLC. Future financial statements prepared under U.S. GAAP will be that of the corporation and its unique equity structure.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be

used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment, net*
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of five years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred.

*Software Development Costs*
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. To date, we have not capitalized any such costs.

*Impairment of Long-Lived assets*
The long-lived assets to be held and used by the Company will be reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2016 and 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Income Taxes*
Prior to June 2017, the Company was taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

For 2017 and future years, the Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Revenue Recognition*
The Company will recognize revenues from pick up, delivery, and setup sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In general, revenue is recognized when performance of the desired service has occurred, net of discounts.

*Research and Development*
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

*Profits Interest Units*
The Company has granted Profits Interest Units to certain key employees as further discussed on Note 6. Management estimates the fair value of the profits interest units based on the cost of those units in recent private sale of units. The estimated fair value is recorded over the vesting period. Vesting of profit interest units for the year ended December 31, 2016 and 2015 were $15,000 and $0, respectively.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

## NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2016 and 2015, property and equipment consisted of the following:

| | 2016 | 2015 |
|---|---|---|
| Delivery trucks | $ 161,695 | $ 120,600 |
| Furnature and equipment | 6,374 | 3,259 |
| Total property and equipment | 168,069 | 123,859 |
| Accumulated depreciation | (49,598) | (18,709) |
| | $ 118,471 | $ 105,150 |

Depreciation expense for the years ended December 31, 2016 and 2015 was $30,889 and $15,904, respectively.

## NOTE 4 – LOANS PAYABLE

The Company's delivery trucks are purchased through financing agreements with terms. These financing agreements are for 60 month terms with interest rates ranging from 0% to 5.19%. During the years ended December 31, 2016 and 2015, the Company paid $4,081 and $3,241 in interest relating to these financing agreements.

Minimum principal payments on these loans over the next five years are as follows:

| | |
|---|---|
| 2017 | $ 27,555 |
| 2018 | 28,215 |
| 2019 | 29,084 |
| 2020 | 17,301 |
| 2021 | 2,894 |
| | $ 105,049 |

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a six-month lease.

## NOTE 6 – MEMBERS' EQUITY

*Equity of Limited Liability Company*
Prior to June 9, 2017, the Company operated as an LLC, see Notes 1 and 2. Accordingly, members had membership interests and received profits and losses equal to their interest in the Company. During the years ended December 31, 2016 and 2015, the Company received $694,469 and $430,000 in contributions.

*Conversion of Limited Liability Company to Corporation*
Pursuant to the Company's becoming a Delaware corporation effective June 9, 2017 ("Corporate Conversion"), the Company has a total of 10,000,000 shares of authorized stock, with a par value of $0.0001 per share. On the conversion date, 111,634 units of the LLC were converted into 2,009,404 shares of common stock.

Conversion of Debt
Prior to 2015 one of our Members loaned a total of $120,000 to the Company for working capital. In 2015, the Member agreed to convert all such amounts to LLC units.

*Equity Compensation*
In 2016 the Company entered into an agreement with an employee to receive a total of 2,000 units of the LLC, vesting and issuable over four years. As of December 31, 2016, 500 units were vested and 1,500 remain unvested. Upon the Corporate Conversion, the individual had vested in 1,000 units which became 18,000 shares of common stock. The remaining 18,000 shares of common stock will vest equally on January 1, 2018 and 2019.

In 2016, the company entered into an agreement with an employee for 1% of the then outstanding units of the Company and vested immediately. The employee was to receive the same amount of units for the following four years based on the anniversary date of the grant. Based on the vesting terms of the agreement, and upon the Corporate Conversion, the employee received 58,833 shares of common stock related to this award, with 19,611 shares of common stock vesting and being issuable to the employee in each January through 2020 based on continued service. In addition, as it relates to this award, subsequent to December 31, 2016, the Company provided this individual with an anti-dilution feature to these shares, based on continued service to the Company, such that, in the event of additional future equity financings, the Company will issue the employee such amount of shares necessary to keep the employees ownership at 5%.

For the years ended December 31, 2016 and 2015, the Company recorded expense of $15,000 and $0 respectively related to the grant of these units.

Future stock compensation of approximately $138,000 is expected to be recognized ratably through January of 2020 based on the agreements above.

## NOTE 7 – SUBSEQUENT EVENTS

On June 9, 2017, the Company converted from an LLC to a Corporation, see Note 6. Related to the Corporate Conversion, the Company modified equity compensation agreements with two of its employees and provided an anti-dilution clause for one of those employees, see Note 6.

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 10, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

bringpro is pending **StartEngine Approval.**


ON DEMAND PICK UP AND DELIVERY
bringpro
800-307-

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0
Investors

$0.00
Raised of $10K - $1.07M goal

# bringpro

On Demand Pick Up and Delivery Service

Small OPO | Irvine, CA | Transportation
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

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# Your Pick Up, Delivery and Set Up Team On Demand

## Invest in bringpro




bringpro

**bringpro is a professional pickup, delivery and setup service** for items of all sizes backed by modern technology. Using our own fleet of vehicles along with carefully screened, trained and uniformed drivers, we provide a consistent user experience unmatched by others in the industry. The inspiration for bringpro was born out of the need for **a solution to a problem**. One busy morning, Don DiCostanzo, a bringpro founding partner, noticed a young couple outside of a department store trying desperately to load their large-screen TV into the back of their car. He approached them and asked what they were doing and learned tha had purchased the TV in anticipation for a football game later that evening. They had guests coming over and **the department store could not deliver their TV the same day.**

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When faced with the upsetting choice of renting a U-Haul or phoning a friend with a truck, Don realized what people were in need of: **a professional on-demand pick-up and delivery service!** Such a service could help merchants and their clients as they both had a desire to get items delivered immediately but lacked the operational prowess to do so. To make it a truly delightful experience, this service should **own its fleet of vehicles and hire experienced delivery professionals.** Don, being a serial entrepreneur and founder of Pedego Electric bikes, knew this idea needed to turn into a reality. That day was the start of bringpro; **your**

**personal assistants for the heavy stuff!**


bringpro

bringpro's mission is to connect people with their items **faster and more professionally** than ever before.

**Investment**

$5.00/share | Pre-Money Valuation is $10.43M.

## **bringpro** On Demand Pick Up and Delivery Service


ON DEMAND PICK UP AND DELIVERY
bringpro
WWW.BRINGPRO.COM

# What Makes bringpro Different

**We don’t crowd source delivery professionals.** Employing our associates has allowed us to provide a consistent experience for ou clients. Delivery agents are in uniform and trained weekly to improve their professionalism and technical capabilities. Additionally, since our inception, being in compliance with federal and state regulations has always been a priority for bringpro. We have the appropriate Workers Compensation, Cargo and General Liability Insurance to protect our clients, employees and our company.

**We go beyond the threshold.** While most large-scale delivery companies drop off at the threshold, we enter the home and stay as long as the client would like. From building beds, to laying out rugs and even moving furniture around the home, bringpro has you covered.

**Simple pricing**. At bringpro, we have one price for our services; $2 per minute from the time we arrive at the pickup location until the job is completed. This eliminates the desire for the delivery agents to rush in and out of your home so they can move on to the next job. With bringpro, the client tells us how long they’d like us to stay. We're your personal assistants for the heavy stuff!

**Track our trucks all the way to your property.** Waiting at home 3-4 hours for a delivery is a thing of the past. When a bringpro driver is on their way, they will send a text message that will allow the client to track their vehicle all the way to their destination. You'll never waste valuable time waiting for your delivery to arrive.

**Multiple points of contact.** Although we have a mobile app, there are many clients that don't want to download an app for their delivery needs. Additionally, when the project is intricate, they will want to speak to an associate to elaborate on the specifics. Because of this, we allow clients to request our services online, our mobile app, or call into our call center to book their job.



Details
IN PROGRESS - JAN 14, 2015
Wooden Chairs
COMPLETE
Kitchen Cabinets
INSTALLING - EST 2 HRS
8' Kitchen Table
COMPLETE
ORDER DATE: JAN 14, 2014 - 4:10PM
COST: $1,275.00
PAYMENT TYPE: MASTERCARD
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TWO,
THREE


## *We're the Uber for stuff*



1
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2
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Example:
1. Pick up and move an item from one house to another
2. Have bringpro move items from your home to a consignment store
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3
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South Coast Plaza
John Wayne Airport
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Johnny


**Track Your Delivery**

Download our App or go to bringpro.com to create your account.

Set your pickup and delivery locations along with the details about your items.

Never wait for a delivery again! Track our vehicle all the way to your destination.


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Accomplishments


Sales by Year
$550k
$450k
$350k
$250k
$150k
$50k
$10k
$0
2015
2016
2017
*2017 is a projection


Sales by Month
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$500
May-15
Dec-15
May-16
Dec-16

## Customer Reviews

With over 75 reviews, **bringpro** is proud to be a 5 star Yelp business.

5-Star Business yelp

★★★★★

Honestly BringPro was the best moving company experience I have ever had! I bought furniture off of Craigslist. I was referred to them by another Craigslist buyer. I used their App and everything went flawless. Two super polite smiling young men showed up at the sellers house and then they wrapped my new furniture up as to not nick a thing on it. They were fast and got to my house to unload it before I did. The price was perfect. I now have BringPro on speed dial! This company is the future and is going to take off. Please keep your prices low BringPro and I'm hooked!

★★★★★

Thank you Bringpro for helping me take care of disassembly, move, assembly, move, then drop off at two locations. Understood the logistics perfectly and completed the tasks efficiently. It would have taken me many trips and many favors to do these things, instead all I had to do was make a request and of course pay. Movers were well-dressed, well-mannered, professional, and helpful.

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★★★★★

I used Bringpro for the first time when I wanted to buy a recliner from Costco. They came to Costco in half an hour and then delivered it to my home. They even unboxed it and assembled it for me. They only charge $2 per minute which sounds reasonable to me. I would definitely use this service again.

I used the Bringpro iPhone app which allowed me to check on the status of the driver. It also told me when he would arrive. Another great feature.

★★★★★

Fantastic service! we were shopping at 1pm and by 3pm our furniture was delivered and set up!! We will use them again and highly recommend Bringpro.

## If You've Got It, We Can Move It!

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### Single Items to Entire Homes

From envelopes to elephants, our certified professionals can handle any task from a single item to a large home move.

### Online Delivery

Purchase an item from an online listing and we'll go pick it up and deliver it to you. Simply make a request through the bringpro app, alert the seller we'll be picking it up, and your item will be at your doorstep safely, and on time.

### Storage Moves

Whether your belongings are housed in a storage unit or a garage, bringpro will pick them up and transport them wherever they need to go. Saving you the time and hassle, while providing you a professional experience.

### Store Delivery

Shop any retailer online or in store and order bringpro to deliver and set up your items the same day. Gone are the days of waiting for your items to be delivered, enjoy them the very same day!

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---

## The Moving Market and Industry

**bringpro has joined the moving industry and upped the game with a state-of-the-art app, and highly skilled staff**. The market for moving is huge, and between interior designers, self-storage, general moving services, and retail furniture store sales, the need for bringpro's specific set of qualifications is high. **These industries are in need of reliable, affordable, moving services that incorporate modern technology.**

We hand-select quality, hard-working movers, and train them from the ground up to guarantee that each customer is met with the same quality and service for every move: big and small.


bringpro


bringpro


bringpro


bringpro

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### Here's What Moves This Market

- **Interior design makes up $9B in annual revenue** with over 68,000 registered designers. Designers need help getting their products delivered from showrooms and installed in their client's homes, while maintaining a high level of professionalism. bringpro has already started partnering with these designers and is an industry partner with the American Society of Interior Designers. (ASID)
- There are **54,000 self-storage facilities in the US alone.** Rather than renting a U-Haul and doing it yourself, bringpro is an easy service individuals use to transport their stuff to and from these facilities. (sparefoot.com)
- Moving homes can be a nightmare. **15.3M American households move annually** and many customers are left fearing that the moving company they've hired will lose, break, or ruin their stuff.  bringpro offers peace of mind coupled with a delightful experience. (American Moving and Storage Association)
- **Furniture retail stores make up $60B a year in revenue**. Many of these businesses are unable to support their own delivery services to give customers an on-demand experience. bringpro comes ready-equipped with a fleet of trained delivery agents and a model these business owners can rely on. (IBISWorld)


$9B
Interior design makes up $9B a year in annual revenue
54K
self-storage facilities in the USA
15.3M
American households move annually
$60B
Annual Revenue for Furniture Stores in the US.

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## Help Us Make **bringpro** a National Brand

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We've been building our brand for the past two years in South California with intentions of perfecting the operations. Our interest has always been to build a professional pickup, delivery and installation company that is scalable across the country and beyond. In our experience with the Pedego Electric Bikes, we've learned that having owners as operators will allow us to keep our brand consistent as we scale and will continue to elevate our level of service. With such a wide market of opportunity, bringpro is the perfect business to franchise.



## How will the Franchise program work?

- Our technology is built in such a way that thousands of Owner-Operators can join us to strengthen bringpro's brand. Allowing us to provide a consistent client experience through standardized training and operating procedures.
- bringpro's success in Orange County with less than 1% of the population, shows that there is ample opportunity to grow our brand throughout the country.
- Because we offer installation services for many items, our average job is approximately 75 minutes. Unlike many other delivery businesses that have to focus on volume to make a return, each franchisee will be focused on providing a complete experience that will promote future business and raving customers.
- A franchisee only needs to acquire 3.5 - 4 jobs per day on average to make a great return. Therefore, we believe the number of vehicles that can be on the road is virtually limitless and thus, so is the profit.
- We intend on expanding our installation services into other disciplines to widen the revenue potential of our company: from installing TV's on a wall, to building a Gazebo in a client's backyard, bringpro will be able to satisfy many installation requests and allow the franchisees to continue to thrive.

In May 2015, we had one truck and eleven orders. Today, we're 4 trucks strong, completing over 325 orders a month, and are bursting at the seams. We need to expand this business fast!

**PROJECTIONS**

| Year | Vehicles | Total Revenue |
|---|---|---|
| 2017 | 4 | $500,000 |
| 2018 | 52 | $2,722,050 |
| 2019 | 100 | $8,569,800 |
| 2020 | 148 | $14,531,400 |
| 2021 | 196 | $20,493,000 |
| 2022 | 244 | $26,454,600 |

*Monthly revenue per vehicle average at full maturity $11,500

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**August 2014**



### bringpro is Founded!

bringpro goes from being an idea, to becoming a reality!

**May, 2015**



### bringpro's App Launches!

bringpro is launched on Apple's app store and starts taking in revenue.

**February 2016**



### bringpro Gets Its Carrier's Permit!

CPUC (California Public Utilities Commission) household goods carrier permit is issued!

**November 2016**

IRVINE COMPANY RETAIL PROPERTIES

### The Irvine Company Partnership

OcDeliveryExpress.com is launched in partnership with The Irvine Company to bring same day delivery to their retail centers.

**January 2017**



### First $500k In Sales!

bringpro passes its first revenue marker, with many more to come...

**April 2017**



### bringpro Gets Design Upgrades

bringpro.com is redesigned for better customer engagement.

**May 2017**

CMSA CALIFORNIA MOVING & STORAGE ASSOCIATION

### bringpro Joins California Moving and Storage Association

The California Moving and Storage Association (CMSA) is a non-profit trade association representing over 385 licensed and insured movers operating in California.

**August 2017**

start engine

### bringpro Startengine Campaign Launches!

bringpro aims to raise $1,070,000 with startengine.

**October 2017**

### Launch of Android App

bringpro launches first Android compatible app to expand the user market. (ANTICIPATED)

**November 2017**



### 5 Franchises Onboard

bringpro begins to blossom into a franchise and continues to grow revenue. (ANTICIPATED)

**December 2018**



### 52 Franchises Onboard!

We expand into double digits and begins its national expansion. (ANTCIPATED)

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## In the Press

SHOW MORE

## Meet the Founders



### Don DiCostanzo

Co-Founder - Investor

*In 2008, pushed by his love for bicycling, Don founded Pedego - an electric bike company. To fund the startup, Mr. DiCostanzo bootstrapped the company with the money he made from selling a previous company plus some of his personal savings. Today, Pedego's stylish and colorful electric bikes are sold in more than 800 stores in 40 countries, including more than 100 Pedego-branded electric bike stores. Don has served as CEO at Zak Products (2002-2008) and for 22 years as president of Wynn Oil Co., a supplier of specialty chemicals for the automotive industry with sales of more than $200 million. Now, since 2014, Don has taken on the moving business with his latest project: bringpro. Moving anything from envelopes to elephants!*

in



### Greg Hirsch

Co-Founder - Investor

*Greg graduated Stanford University with the Class of 1978 with a B.A. in Economics. He moved on to be the CEO - Co-Owner of Stagg Foods, Inc. which he sold to Hormel foods in 1996. Stagg Foods, Inc. is the manufacturer of various meat products such as Stagg chili. He's a Co-Owner & a Director of Square H Brands since 1994. Square H Brands is a manufacturer of various meat products including Hoffy hot dogs, and Bailey's marinated meats and is located in Vernon, California. Greg is also a Co-Owner of Pedego, Inc. since 2010. Pedego is the maker of Pedego electric bikes and is located in Fountain Valley, California. He is also a Co-Owns and is a Director of bringpro. He's been married 33 years, has two children, and lives in Newport Beach, CA.*

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## And the Rest of the Team



**Jamie Garelli**

President

*Prior to bringpro, Jamie worked with Paul's TV & Appliances (2009-2015) in various roles including Vice President of Sales and Operations. Jamie helped grow Paul's TV from a 6-store retail chain in Southern California to over 60 stores across the US, producing over 180 million in annual sales. He was selected to join the top "40 under 40" in 2011 for young talent by Dealerscope magazine. Prior to this, Jamie worked for Tweeter Home Entertainment Group (1998-2008) as a Regional Manager where his stores were voted best of Boston in 2007 by Boston Magazine. His passion for innovation and entrepreneurship lead him to join the bringpro team. Jamie has a BA with a concentration in Business from the University of Massachusetts Amherst and lives in Huntington Beach with his wife and two French bulldogs.*



**Chris Gormley**

Chief Delivery Officer

*Chris joined bringpro in 2015. He started his career at FedEx Express from 2004-2015. Chris started off as a courier, and then moved into a lead supervisor role managing 15-20 employees in the LA district. With over 10 years in logistics, his knowledge carried over to help transition bringpro into what it is today.*



**Morgan Helshoj**

Customer Relations Manager

*In 2013 Morgan founded his own company, O.C. Dog Runners, an on-demand dog running platform which was sold in early 2017 to Wag labs Inc. Prior to this, Morgan managed the cutting-edge technologies division for Laguna Tools (2011-2013) which specializes in carbide bandsaw blades. Having spent time in the startup world, Morgan brings the skills necessary to delight bringpro's number one asset, their customers!*

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## Offering Summary

Maximum 214,000 shares of common stock ($1,070,000)

Minimum 2,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | bringpro, Inc. |
| **Corporate Address** | 5151 California Avenue, Irvine, CA. 92617 |
| **Description of Business** | bringpro is a professional pickup, delivery and setup service for items of all sizes backed by modern technology. Using our own fleet of vehicles along with carefully screened, training and uniformed drivers, we provide a consistent user experience unmatched by others in the industry. |
| **Type of Security Offered** | Common Stock (the "Shares", or the "Securities") |
| **Purchase Price of Security Offered** | $5.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

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## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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**VIDEO TRANSCRIPT (Exhibit D)**

Video #1

My name is Don DiCostanzo, and I'm one of the co-founders of bringpro.

My history in business has been multifaceted but I've always been in an entrepreneurial environment. I've started several businesses, all have been successful. My most recent business is Pedego electric bikes. We are the premier brand of electric bikes in the US.

BringPro is an outdate of that business because I needed a way to deliver our bicycles to our local dealers. And I discovered it was very difficult to get any type of delivery service, that was on demand, carry things like bicycles. In fact, I've discovered it was very difficult to move anything this large.

The idea behind BringPro is very simple, people need to move stuff. And it's not very convenient. I say if you want something done in a few days, ground in great, use UPS. If you need something overnight, Fedex has got that nailed. They understand how to get something to you overnight. If you need something the same day, BringPro's your answer.

In my previous businesses I've learned that premium quality is the best way to get the best margin. By delivering a high quality service and getting a fair, reasonable price for it, is much better than being the low cost producer. If you're the lowest cost producer, you're only good until somebody else figures out how to be a lower cost producer than you are. And that actually happens quite often. So we're not trying to be a discounter, we're not trying to be the best deal in town, we're trying to provide the very highest quality of service and expertise and making sure that people's valuables are being well taken care of, whether it's a new T.V. or an old antique desk, we want to make sure that they get the same kind of care.

BringPro is just that, it's a premium product, premium delivery service out to have professional people provide a professional service. We have the insurance, we have the certification, we have the licensing requirements. So unlike most delivery companies, the BringPro people that work as our drivers and the assistants are all employees of our company. So we pay workers compensation insurance, we do all the things right here, they are actually employees of the company. And we think that's the key difference changer, rather than using somebody that's random that happens to have a van that can pickup and deliver stuff, may or may not show up well-dressed, or well-groomed, we like to have the answer that we've got all well-groomed, professional, courteous drivers and assistants.

All of our processes are customer friendly. Focus was on the customer. How convenient can we make it for the customer. There are three ways you can use the BringPro service. A customer can either download the app from the app store, they can go online and request the service there, or different ways to call us. They all give immediate feedback and immediate verification so the customers knows that if they need something picked up on Tuesday at 2 o'clock, we can pickup something on tuesday at 2 o'clock.

BringPro is at a great time to expand. We've come close to perfecting the service, we understand what the customer wants, and now we have to do two things. We have to market it, and let people become aware of what service we provide. We have spent very little in marketing at this point. Almost everything has come from almost exclusively from word of mouth. The second thing we want to do is expand it, we think there is a great opportunity to expand it to cities all over California, all of the country, and ultimately all over the world. So we need investment now to go to that next step, to make that investment, to make BringPro the common use term when people think about pickup and delivery, and set up all the things that they want to move.

The brand is the most important part of any company. Fortunately for us, there isn't anybody really competing with us at the same level. They're just trying to provide delivery services, we're trying to develop a brand. So it's an entirely different philosophy. And the BringPro brand stands for a quality, premium, on demand delivery service that you can rely on.

BringPro is your pickup, delivery, and setup team, on demand.

**Video #2**

Bringpro is an on-demand pickup and delivery service. We offer professional drivers that can move anything up to 3,000 pounds. We like to say that we will pick up anything, from an envelope to an elephant. Bringpro is as easy as 1, 2, 3. 1. Request a job. 2. Track your driver. 3. Get your delivery information. With Bringpro there's no more waiting for the items you want today. You can download the Bringpro app for free on the Apple app store.

**Video #3**

Bringpro is your on-demand pickup and delivery service where fully licensed and insured professionals bring what you want, when you want. Simply download the free app, create a personal account and request a pick up and our pros will be on their way. Only $2 a minute with 2 pros in every truck. Sit back and relax with GPS vehicle tracking, our goal is for you to be completely satisfied and we'll stay until you are. Bringpro, bring it with a pro.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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